EXHIBIT 99.1

Brookfield Business Partners to Acquire Healthscope

BROOKFIELD NEWS, Jan. 31, 2019 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) ("Brookfield Business Partners") together with institutional partners (collectively “Brookfield”), is pleased to announce that it has reached an agreement to acquire up to 100% of Healthscope Limited (ASX: HSO) (“Healthscope” or the “Company”) for approximately $4.1 billion (AUD$5.7 billion). Healthscope is the second largest private hospital operator in Australia and the largest pathology services provider in New Zealand.

“Healthscope is a leading business offering best-in-class, essential services to the well-established and growing private healthcare sector in Australia and pathology services sector in New Zealand,” said Len Chersky, Managing Partner, Brookfield Business Partners. “As a long-term operator of and investor in service businesses globally, and one of the largest builders of hospitals in Australia, we are confident in the prospects for Healthscope to strengthen, grow, and continue to provide quality healthcare services to the community under our ownership.”

Business Overview

Healthscope operates 43 private hospitals across every state in Australia and owns 24 pathology laboratories across New Zealand. The Company provides doctors and patients with access to operating theaters, nursing staff, accommodations, and other clinical care and consumables.

Business highlights:

  Market leader in critical service sector. Healthscope is a leader in private healthcare services, as the second largest private hospital operator in Australia.

  Essential social infrastructure. Private hospitals are essential assets that work in parallel with the public healthcare system to provide patients access to quality care.

  Favorable industry dynamics. Healthscope is well-positioned to benefit from favorable demographic trends and a growing population driving demand for hospital services.

  Track record of long-term stable growth. Healthscope has delivered continued growth in revenue and EBITDA for many years.

  Substantial embedded growth. The business has several recently completed and ongoing developments, redevelopments and expansions which will support near and longer-term cash flow growth.

Funding

The transaction will be funded with up to $1.0 billion of equity, $1.4 billion of long-term financing and $1.7 billion from the sale and long-term leaseback of 22 wholly-owned freehold hospital properties.

Brookfield Business Partners expects to fund approximately one third of the equity, with the balance being funded by institutional partners. Prior to or following closing, a portion of Brookfield Business Partners' commitment may be syndicated to other institutional investors.

Advisors

Bank of America Merrill Lynch is acting as sole financial advisor to Brookfield. King & Wood Mallesons is acting as lead legal counsel to Brookfield. In addition, MinterEllisonRuddWatts is providing New Zealand legal advice.

Transaction Process

Closing of the transaction remains subject to necessary shareholder and court approvals, as well as customary closing conditions including, among others, regulatory approvals. Closing is expected to occur in the second quarter of 2019.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with more than $330 billion of assets under management  For more information, please visit our website at https://bbu.brookfield.com/.

Media: Kerrie Muskens Tel: +61 2 9158 5216 Email: kerrie.muskens@brookfield.com	Investors: Gwyn Hemme Tel: (416) 359-8632 Email: gwyn.hemme@brookfield.com

Brookfield Business Partners Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “anticipated,” “expects,” “growth,” “may,” “prospects,” “strengthens,” “will" and “would,” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters will tend to identify forward-looking statements. Forward-looking statements in this news release include statements regarding the expected completion of the transaction described herein and the anticipated timing thereof, and the future performance and operation of Healthscope and growth initiatives relating thereto.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.